Exhibit 99.1

Century 21 China Real Estate Appoints Steve Ye as New CFO

BEIJING, November 11, 2013 — IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced the appointment of Mr. Steve Ye as the Company’s new chief financial officer, effective November 11, 2013.

Before joining Century 21 China Real Estate, Mr. Ye served as chief financial officer of Tiger Media (NYSE MKT: IDI), a nationwide leading multi platform media company. Prior to joining Tiger Media, Mr. Ye worked at Suntech (NYSE: STP), one of the world’s largest producers of solar panels as finance director. Prior to that, Mr. Ye served as chief financial officer for Solar Entertech and took various financial leadership roles at Wells Fargo, General Electric and ABN AMRO Bank. Mr. Ye possesses an undergraduate degree from Shanghai International Studies University with a major in International Accounting and a Master of Business Administration from University of Rochester, Simon Business School. Mr. Ye is both a Certified Public Accountant in the U.S. and a Certified Financial Analyst.

“We are delighted to welcome Steve as our new CFO,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “Steve brings with him extensive financial experience with overseas-listed Chinese companies, and we are confident he will make an important contribution as we position the company for future growth.”

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC”. For more information about CTC, please visit http://www.century21cn.com/english.

For investor and media inquiries, please contact:

In China:

Lulu Li

Vice President

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com

Josh Gartner

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com